UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-66291

/x/ Form 10-K   / / Form 20-F   / / Form 11-K   / / From 10-Q   / / Form N-SAR
(Check One):

                       For Period Ended: October 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                        PART I -- REGISTRANT INFORMATION

                        The Doe Run Resources Corporation
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                         1801 Park 270 Drive, Suite 300
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            Address of Principal Executive Office (Street and Number)

                               St. Louis, MO 63146
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                            City, State and Zip Code
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                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

       [X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2002 could not be filed within the prescribed time period due to a delay in completion of its financial statements, which delay could not be eliminated by the Company without unreasonable effort and expense.

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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Marvin K. Kaiser               (314)                  453-7100
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        (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [ ] Yes     [X] No

NOTE: THE REGISTRANT FILES PURSUANT TO AN INDENTURE, BUT IS NOT OTHERWISE SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 13 OR 15(D).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

      The Registrant estimates that it will report a loss from operations in the fiscal year ended October 31, 2002 of approximately $15 million compared to income from operations of approximately $11 million in the fiscal year ended October 31, 2001. The Registrant anticipates that the foregoing loss from operations, plus net interest expense and other accounting charges relating to its financial restructuring incurred by the Registrant during its 2002 fiscal year, will result in the Registrant reporting a loss before income tax expense in the fiscal year ended October 31, 2002 of approximately $70 million compared to a loss before income tax expense of approximately $35 million in the fiscal year ended October 31, 2001. Approximately $11 million of the aforementioned $70 million loss before income tax expense consists of expenses related to the Company's financial restructuring completed on October 29, 2002, as accounted for pursuant to Statement of Financial Accounting Standards No. 15. Approximately $9 million of such loss before income tax expense represents a charge for impairment of long-lived assets, such assets primarily consisting of a Peruvian project that the Company has determined, due to its financial condition as well as the significant costs required to complete the project, will likely not be completed. The foregoing estimated results are subject to change between the date hereof and the date on which the Registrant's Annual Report for its 2002 fiscal year is filed with the Commission on Form 10-K.
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                        The Doe Run Resources Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: January 30, 2003                    /s/ Marvin K. Kaiser
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                                          Name:  Marvin K. Kaiser
                                          Title: Executive Vice President
                                                 and Chief Financial and
                                                 Administrative Officer